Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

Associated Press
Fisher Scientific 2Q Profit Moves Higher
Wednesday July 28, 7:44 pm ET

Fischer Scientific Second-Quarter Profit Moves Higher on Year, Provides Guidance

HAMPTON, N.H. (AP) — Fisher Scientific International Inc., the acquisitive maker of laboratory equipment, on Wednesday reported higher second-quarter net income as the company expanded sales volume by purchasing rival companies.

The company — which is close to completing its buy of Apogent Technologies Inc. — reported net income increased to $44.7 million, or 65 cents per share during the period. The results were 36 percent higher than the $33 million, or 57 cents per share, reported in the year-ago period.

Fisher Scientific said it booked $6.3 million of charges during the quarter as part of its takeover of Apogent, and from costs linked to the acquisitions of microbiology firm Oxoid Ltd. and genetic technology developer Dharmacon Research Inc. Without those one-time costs, the company would have reported earnings per share of 74 cents — 3 pennies higher than the average analyst estimate polled by Thomson First Call.

Sales for the second quarter increased 22 percent to $1.06 billion. The company said scientific product sales during the quarter grew 29 percent to $774.7 million — and 12 points of the increase came from organic growth.

“Our organic sales growth remained strong this quarter, and we achieved record earnings,” said chairman and chief executive Paul M. Montrone in a statement. “Our results demonstrate continued growth in the academic and pharmaceutical sectors, increased demand for safety products and improving trends in the industrial markets.”

The company’s health-care products unit saw sales increase 7 percent to $227.9 million. Revenues in this area were also boosted by contributions from Perbio, Fischer Scientific’s medical device business. The results excluded the effect of foreign exchange.

Second-quarter laboratory workstations sales fell to $43.4 million from $55.8 million in the year-ago period. The decline was due to “timing of projects and slower market demand for smaller projects,” the company said. However, Fisher Scientific did report that it had a $125 million backlog of orders in the segment at the end of the quarter.

Looking forward, the company narrowed its 2004 earnings per share guidance toward the higher end of its previously announced range — and said it now expects earnings of $2.80 to $2.87. Fisher also reiterated 2005 guidance for $3.45 to $3.65 per share. Analysts were looking for an average estimate of $2.84 in the current year and $3.35 in 2005, according to First Call.

The company said its guidance for both years includes Apogent, which it expects will be neutral to 2004 earnings per share, while adding 15 cents per share to results in 2005.

Shares of Fisher changed hands at $54.29 in after-hours trading, according to Inet. The stock closed down 74 cents at $53.26 on the New York Stock Exchange.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.